UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 26, 2025

Sunoco LP

(Exact name of registrant as specified in its charter)

Delaware	001-35653	30-0740483
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	I.R.S. Employer Identification Number

8111 Westchester Drive, Suite 400

Dallas, TX 75225

(Address of Principal Executive Offices) (Zip Code)

(214) 981-0700

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Units Representing Limited Partner Interests	SUN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement

Amendment to Arrangement Agreement

On May 26, 2025, Sunoco LP, a Delaware limited partnership (“Sunoco”), NuStar GP Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Sunoco (“SunocoCorp”), 2709716 Alberta Ltd., an Alberta corporation and wholly-owned subsidiary of SunocoCorp (the “Purchaser” and, together with Sunoco and SunocoCorp, the “Purchaser Parties”), and Parkland Corporation, an Alberta corporation (“Parkland”), entered into the First Amending Agreement (the “Amendment”) to that certain Arrangement Agreement, dated as of May 4, 2025, by and among the Purchaser Parties and Parkland (the “Arrangement Agreement” and, together with the Amendment the “Amended Arrangement Agreement”).

The Amendment, among other things, makes certain adjustments to the Arrangement Agreement and the plan of arrangement of Parkland attached to the Arrangement Agreement (the “Plan of Arrangement”) in respect of the funding mechanics for the transaction and the proration formula.

All other material terms of the Arrangement Agreement and the Plan of Arrangement, which were previously filed by Sunoco as Exhibit 2.1 to the Current Report on Form 8-K dated May 5, 2025, remain the same.

The foregoing description is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated in this Item 1.01 by reference.

Item 7.01.	Regulation FD

In connection with the transaction contemplated by the Amended Arrangement Agreement, on May 28, 2025, Parkland commenced mailing its management information circular and proxy statement with respect to the Plan of Arrangement (the “Circular”). The information in this Item 7.01 is being furnished to provide certain unaudited pro forma condensed combined financial information of Sunoco for the twelve months ended December 31, 2024 and as of and for the three months ended March 31, 2025, which is included in the Circular. The unaudited pro forma condensed combined financial information has been prepared after giving effect to the transactions contemplated by the Amended Arrangement Agreement as well as (i) Sunoco’s acquisition of NuStar Energy L.P. and (ii) Sunoco’s sale of 204 convenience stores located in West Texas, New Mexico and Oklahoma to 7-Eleven, Inc., as if such transactions had occurred on January 1, 2024 (in the case of the unaudited pro forma condensed combined statements of operations) and as if the transactions contemplated by the Amended Arrangement Agreement had occurred on March 31, 2025 (in the case of the unaudited pro forma condensed combined balance sheet).

The unaudited pro forma condensed combined financial information has been prepared utilizing (i) the audited consolidated financial statements of Sunoco as of and for the year ended December 31, 2024, which are included in Sunoco’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2025, (ii) the unaudited consolidated financial statements of Sunoco as of and for the three months ended March 31, 2025, which are included in Sunoco’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, (iii) the unaudited condensed consolidated financial statements of NuStar Energy L.P. for the period ended March 31, 2024 included in its Quarterly Report on Form 10-Q filed with the SEC on April 29, 2024, (iv) the audited consolidated financial statements of Parkland for the year ended December 31, 2024, which are included in Parkland’s annual information filed under Parkland’s profile on the System for Electronic Data Analysis and Retrieval + in Canada (“SEDAR+”) on March 5, 2025 and (v) the unaudited interim condensed consolidated financial statements of Parkland for the three months ended March 31, 2025, which were filed under Parkland’s profile on SEDAR+ May 5, 2025.

The information in Item 7.01 of this Current Report on Form 8-K, together with Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. The information in Item 7.01 of this Current Report on Form 8-K, together with Exhibit 99.1 attached hereto, shall not be incorporated by reference into any other document filed pursuant to the Securities Act, except as otherwise stated in such filings.

Forward Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “intend,” “plan,” “seek,” “see,” “target” or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Sunoco and Parkland, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on the anticipated terms and timing, or at all, including obtaining regulatory approvals, court approvals, approval of the listing of the common units of SunocoCorp on the New York Stock Exchange, and receipt of Parkland shareholder approval; and the anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, prospects, business and management strategies for the management, expansion and growth of the combined company’s operations, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Sunoco and Parkland to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Sunoco, Parkland or their directors; the risk that disruptions from the proposed transaction will harm Sunoco’s or Parkland’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; the potential for modification or adjustment of the Amended Arrangement Agreement; the parties’ ability to satisfy their respective conditions and consummate the transaction; rating agency actions and Sunoco and Parkland’s ability to access short-and long-term debt markets on a timely and affordable basis; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Sunoco’s and/or Parkland’s financial performance and operating results; certain restrictions during the pendency of the arrangement that may impact Parkland’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; dilution caused by Sunoco’s issuance of additional units representing limited partner interests in connection with the proposed transaction; fees, costs and expenses and the possibility that the transaction may be more expensive to complete than anticipated; and those risks described (i) under the heading “Risk Factors” in the Circular, (ii) under the headings “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors” in Parkland’s current Annual Information Form dated March 5, 2025, and under the headings “Forward-Looking Information” and “Risk Factors” included in the Q4 2024 Management’s Discussion and Analysis dated March 5, 2025, each as filed on SEDAR+ and available on Parkland’s website at www.parkland.ca, (iii) in Item 1A of Sunoco’s Annual Report on Form 10-K, filed with the SEC on February 14, 2025, and (iv) in Item 1A of Sunoco’s Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2025. Those disclosures are incorporated by reference in this communication. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this communication. Sunoco and Parkland do not intend to update these statements unless required by the securities laws to do so, and Sunoco and Parkland undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this communication.

Important Information about the Arrangement and Where to Find It

In connection with the potential transaction between Sunoco and Parkland, SunocoCorp intends to file any relevant materials with the SEC, which may include a registration statement under the Securities Act or the Exchange Act, which registration statement, if and when filed under the Securities Act, will contain a preliminary prospectus of SunocoCorp. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS, IF AND WHEN FILED, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement / prospectus (if and when available) and other documents filed with the SEC by Sunoco or SunocoCorp through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sunoco or SunocoCorp will also be available free of charge on Sunoco’s website at https://www.sunocolp.com/investors or by contacting the contact below.

No Offer or Solicitation

This current report on Form 8-K is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption therefrom, or prior to registration or qualification under applicable securities laws.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1*	First Amending Agreement to the Arrangement Agreement, dated as of May 26, 2025, by and among Sunoco LP, NuStar GP Holdings, LLC, 2709716 Alberta Ltd. and Parkland Corporation.

99.1	Unaudited Pro Forma Condensed Combined Financial Information of Sunoco (furnished pursuant to Item 7.01 hereof)

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

*

Certain schedules and other similar attachments to this exhibit have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The Registrant will provide a copy of such omitted documents to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNOCO LP

	By:	SUNOCO GP LLC, its general partner

Date: May 28, 2025	By:	/s/ Rick Raymer
	Name:	Rick Raymer
	Title:	Vice President, Controller and Principal Accounting Officer

Exhibit 2.1

FIRST AMENDING AGREEMENT

THIS FIRST AMENDING AGREEMENT (this “Amendment”) is made as of May 26, 2025, among SUNOCO LP, a Delaware limited partnership (“Sunoco”); and 2709716 ALBERTA LTD., an Alberta corporation (the “Purchaser”); and NUSTAR GP HOLDINGS, LLC, a Delaware limited liability company (“Purchaser Holdco” and together with the Purchaser and Sunoco, the “Purchaser Parties”); and PARKLAND CORPORATION, a corporation formed under the laws of the Province of Alberta (the “Company”)

WHEREAS Sunoco, the Purchaser, Purchaser Holdco and the Company (collectively, the “Parties” and each a “Party”) have entered into an arrangement agreement dated May 4, 2025 (the “Arrangement Agreement”);

AND WHEREAS Section 9.6(a) of the Arrangement Agreement provides, among other things, that the Arrangement Agreement may be amended by written agreement of the Parties;

AND WHEREAS the Parties wish to amend the Arrangement Agreement as provided in this Amendment;

NOW THEREFORE in consideration of the foregoing premises, mutual covenants and agreements contained in this Amendment and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

Section 1 Definitions

Capitalized terms used but not defined in this Amendment shall have the meanings specified in the Arrangement Agreement.

Section 2 Amendments to the Arrangement Agreement

(1)	Section 1.1 [Definitions] of the Arrangement Agreement is hereby amended by:

(a)	deleting the following defined terms and corresponding definitions in their entirety:

“Cash Maximum” means an amount in dollars equal to the product obtained by multiplying the number of Company Shares issued and outstanding immediately prior to the Effective Time (other than Company Shares held by Dissenting Shareholders) by $19.80.

“Purchaser Shares” means the common shares of the Purchaser.

“Sunoco Class D Common Units” means a new class of Class D Common Units of Sunoco representing limited partnership interests in Sunoco to be formed prior to the Effective Time that will be economically equivalent to the Sunoco Common Units, including, subject to Section 4.18(d), as to timing and quantum of distributions.

“Unit Maximum” means such number of Consideration Units as is equal to the product obtained by multiplying the number of Company Shares issued and outstanding immediately prior to the Effective Time (other than Company Shares held by Dissenting Shareholders) by 0.295; and

(b)

(i) deleting the words and characters in strikethrough text, and (ii) adding each of the words and characters in bold and underlined text, in each case, as applicable, in the place where such words and characters appear as follows:

““Company Regular Dividends” means, in respect of the Company Shares, (i) a quarterly dividend of $0.36 per Company Share with a record date set as of June ~~21~~20, 2025, and (ii) thereafter prior to the Effective Date, regular quarterly dividends declared and paid on the Company Shares in the Ordinary Course (which dividends may have a record date that is the same as the record date set in respect of the Sunoco Regular Dividend in such fiscal quarter, if any), provided that in no circumstance shall the amount of any such quarterly dividend exceed $0.36 per Company Share.”

(2)

Section 2.8 [Payment of Consideration] of the Arrangement Agreement is hereby amended by (i) deleting the words and characters in strikethrough text, and (ii) adding each of the words and characters in bold and underlined text, in each case, as applicable, in the place where such words and characters appear in Exhibit A attached hereto.

(3)

Section 2.12 [Intended US Income Tax Treatment] of the Arrangement Agreement is hereby amended by (i) deleting the words and characters in strikethrough text, and (ii) adding each of the words and characters in bold and underlined text, in each case, as applicable, in the place where such words and characters appear in Exhibit B attached hereto.

(4)

Section 4.4(a)(i) [Covenants of the Purchaser Parties Regarding the Arrangement] is hereby amended by adding each of the words and characters in bold and underlined text in the place where such words and characters appear as follows:

“do or cause to be done all acts and things to be done by the Purchaser Parties, Purchaser Midco and Sunoco Retail LLC as set forth in the Plan of Arrangement, including the payment of cash and the issuance of securities”;

(5)

Sections 8.1(a)(iv) and (v) [Purchaser Termination Fee] are hereby amended by (i) deleting the words and characters in strikethrough text, and (ii) adding each of the words and characters in bold and underlined text, in each case, as applicable, in the place where such words and characters appear in Exhibit C attached hereto.

(6)

Appendix A [Plan of Arrangement] to the Arrangement Agreement is hereby amended by (i) deleting the words and characters in strikethrough text, and (ii) adding each of the words and characters in bold and underlined text, in each case, as applicable, in the place where such words and characters appear in Exhibit D attached hereto.

Section 3 Amendments to Purchaser Parties Disclosure Letter

Schedule 1.1 to the Purchaser Parties Disclosure Letter [Purchaser Holdco Reorganization] is hereby replaced in its entirety by the new Schedule 1.1 delivered by the Purchaser Parties to the Company concurrently with the execution of this Amendment.

Section 4 Reference to and Effect on the Arrangement Agreement

On and after the date of this Amendment, any reference to “this Agreement”, “the Plan of Arrangement” or the “Purchaser Parties Disclosure Letter” in the Arrangement Agreement, any reference to “this Plan of Arrangement” in Appendix A to the Arrangement Agreement, and any reference to the Arrangement Agreement or the Purchaser Parties Disclosure Letter in any other agreements, exhibits or schedules thereto will mean the Arrangement Agreement, Appendix A to the Arrangement Agreement and the Purchaser Parties Disclosure Letter, as applicable, as amended by this Amendment. Except as specifically amended by this Amendment, there are no other amendments and all other provisions of the Arrangement Agreement and the Purchaser Parties Disclosure Letter remain in full force and effect.

2

Section 5 Severability

If any provision of this Amendment is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Amendment and the remaining provisions will continue in full force and effect, without amendment.

Section 6 Governing Law and Forum

(1)	This Amendment is governed by and is to be interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(2)

The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of Alberta in any Proceeding arising out of, or relating to, this Amendment. Each of the Parties waives objection to the venue of any Proceeding in such court or any argument that such court provides an inconvenient forum.

(3)	Each of the Parties irrevocably waives any and all rights to trial by jury in any legal Proceeding arising out of, or related to, this Amendment.

Section 7 No Presumption

The Parties and their counsel have participated jointly in the negotiation and drafting of this Amendment. If an ambiguity or a question of intent or interpretation arises, this Amendment is to be construed as if drafted jointly by the Parties. No presumption or burden of proof should arise in favour of any Party by virtue of the authorship of any provision of this Amendment.

Section 8 Counterparts and Electronic Delivery

This Amendment may be executed in any number of separate counterparts, each of which shall be deemed to be an original. All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Amendment by electronic means (including by facsimile or in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Amendment.

(The remainder of this page is intentionally left blank; signature page follows.)

3

IN WITNESS WHEREOF the Parties have executed this Amendment.

NUSTAR GP HOLDINGS, LLC

Per:	/s/ Joseph Kim
Name: Joseph Kim
Title: President and Chief Executive Officer

2709716 ALBERTA LTD.

Per:	/s/ Joseph Kim
Name: Joseph Kim
Title: Director

SUNOCO LP

By: SUNOCO GP LLC, its general partner

Per:	/s/ Joseph Kim
Name: Joseph Kim
Title: President and Chief Executive Officer

PARKLAND CORPORATION

Per:	/s/ Robert Espey
Name: Robert Espey
Title: President and Chief Executive Officer

[First Amending Agreement]

EXHIBIT A

AMENDMENTS TO SECTION 2.8 [PAYMENT OF CONSIDERAITON]

2.8	Payment of Consideration

The Purchaser Parties shall, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Registrar, deposit, or cause to be deposited, with the Depositary the aggregate Cash ~~Maximum~~ Consideration payable to Company Shareholders to be held in escrow and an irrevocable direction for the issuance of a sufficient number of Consideration Units equal to the ~~Unit Maximum~~ aggregate number of Consideration Units deliverable to Company Shareholders, in each case as provided for in the Plan of Arrangement.

A-1

EXHIBIT B

AMENDMENTS TO SECTION 2.12 [INTENDED US INCOME TAX TREATMENT]

2.12	Intended US Income Tax Treatment

For U.S. federal and applicable state income tax purposes, the Company and the Purchaser Parties intend and agree that the transactions contemplated by this Agreement and the Plan of Arrangement shall be treated as follows (collectively, the “Intended US Income Tax Treatment”):

(a)

Purchaser Holdco and Purchaser Midco shall each be treated as a corporation from and after the effective date set forth in the Internal Revenue Service Form 8832 filed by Purchaser Holdco and Purchaser Midco, respectively, which effective date shall be, in each case, no later than one day prior to the Effective Date. As of the Effective Date, Purchaser shall be disregarded as separate from Purchaser Midco and all actions undertaken by Purchaser pursuant to the Plan of Arrangement shall be treated as actions of ~~[~~Purchaser Midco for U.S. federal income tax purposes.

(b)

Purchaser’s acquisition of the Company Shares from the Company Shareholders in exchange for the Consideration shall be treated as a taxable purchase of Company Shares by Purchaser Midco from the Company Shareholders, and Purchaser Midco shall be treated as (i) acquiring the Consideration Units indirectly from Purchaser Holdco and transferring the Consideration Units to the Company Shareholders in accordance with Section 1032 of the Code and U.S. Treasury Regulations Section 1.1032-3(~~c~~b) and (ii) receiving the Cash Consideration indirectly from ~~Purchaser Holdco~~ Sunoco and transferring the Cash Consideration to the Company Shareholders.

~~(c)~~

~~The transfer of all of the Purchaser Midco Shares by Purchaser Holdco to Sunoco shall be treated as (i) in part, a contribution of Purchaser Midco Shares to Sunoco in exchange for Sunoco Class D Common Units in a transaction governed by Section 721(a) of the Code and (ii) in part, as a sale by Purchaser Holdco of Purchaser Midco Shares to Sunoco in exchange for cash consideration in a transaction governed by Section 707(a)(2)(B) of the Code.~~

The Parties shall cooperate and each use its reasonable best efforts to cause the transactions contemplated by this Agreement and the Plan of Arrangement to qualify for the Intended US Income Tax Treatment, including by not taking or failing to take any action which action or failure to act such party knows is reasonably likely to prevent such qualification. The Parties will prepare and file all Tax Returns consistent with the Intended US Income Tax Treatment except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

B-1

EXHIBIT C

AMENDMENTS TO SECTIONS 8.1(a)(vi) AND (v) [PURCHASER TERMINATION FEE]

(iv)	by the Company or the Purchaser pursuant to Section 7.2(a)(ii)(A) [No Shareholder Approval] or Section 7.2(a)(ii)(C) [Occurrence of Outside Date] but only if:

(A) prior to such termination, a bona fide Acquisition Proposal is publicly made or publicly announced by any Person (other than the Purchaser Parties, any of their respective affiliates or any Representative of the foregoing) prior to the Company Meeting and such Acquisition Proposal has not been withdrawn at least five (5) Business Days prior to the Company Meeting; and

(B) within twelve (12) months following the date of such termination, (i) any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above and, for greater certainty, not including any confidentiality agreement permitted by and in accordance with Section 5.3) is consummated or effected, or (ii) the Company enters into a written definitive agreement providing for the consummation of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated or effected,

(~~v~~)

provided that, for the purposes of this Section 8.1(a)(iv), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

C-1

EXHIBIT D

AMENDMENTS TO APPENDIX A [PLAN OF ARRANGEMENT]

See attached.

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“ABCA” means the Business Corporations Act (Alberta);

(b)

“Arrangement” means the arrangement under Section 193 of the ABCA on the terms set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement and Article 7, in accordance with the terms of the Interim Order (once issued) or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser Parties, each acting reasonably;

(c)

“Arrangement Agreement” means the arrangement agreement dated May 4, 2025 among Sunoco, the Purchaser, Purchaser Holdco and the Company with respect to the Arrangement, including the appendixes attached to it or otherwise forming part of it, all as the same may be amended, restated, replaced or supplemented from time to time;

(d)

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Arrangement considered and voted on at the Company Meeting, substantially in the form set out in Appendix B to the Arrangement Agreement;

(e)

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by Section 193(4.1) of the ABCA to be sent to the Registrar after the Final Order is made, which shall include this Plan of Arrangement;

(f)	“Available Cash Election Amount” means, expressed in dollars, an amount equal to the greater of zero, and the Cash Maximum less:

(i)	the aggregate amount of Cash Consideration payable to Combination Electing Shareholders, and

(ii)	the aggregate amount of Cash Consideration that would be payable to Dissenting Shareholders if each Dissenting Shareholder were a Cash Electing Shareholder;

(g)	“Available Unit Election Number” means the Unit Maximum less the aggregate number of Consideration Units ~~issuable~~deliverable to Combination Electing Shareholders;

(h)	“Business Day” means a day on which commercial banks are open for business in Calgary, Dallas and New York but excludes:

(i)	a Saturday, Sunday or any other statutory or civic holiday in Calgary, Dallas or New York; and

(ii)	any such day on which commercial banks are generally required or authorized to be closed in Calgary, Dallas or New York;

(i)	“Cash Consideration” means the consideration in the form of cash to be paid for Company Shares (other than to Dissenting Shareholders) pursuant to this Plan of Arrangement;

(j)	“Cash Elected Consideration” means an amount in cash equal to the quotient obtained by dividing $19.80 by 45%;

(k)

“Cash Electing Shareholder” means a Company Shareholder (for certainty, other than a Dissenting Shareholder) who has duly and properly elected, in a Filed Letter of Transmittal and Election Form, to receive the Cash Elected Consideration in respect of their Company Shares;

(l)	“Cash Election Amount” means the aggregate amount of Cash Consideration that would be payable to Cash Electing Shareholders before giving effect to Section 3.2;

(m)

“Cash Maximum” means an amount in dollars equal to the product obtained by multiplying the number of Company Shares issued and outstanding immediately prior to the Effective Time by $19.80, determined without reference to cash deliverable in lieu of fractional Unit Consideration as set forth in Section 5.9;

(n)	“Certificate of Arrangement” means the certificate to be issued by the Registrar pursuant to section 193(11) of the ABCA upon receipt of the Articles of Arrangement;

(o)	“Combination Elected Consideration” means: (i) $19.80 in cash; and (ii) 0.295 Consideration Units;

(p)

“Combination Electing Shareholder” means a Company Shareholder who has duly and properly elected, or has been deemed to have so elected, in a Filed Letter of Transmittal and Election Form, to receive the Combination Elected Consideration in respect of their Company Shares;

(q)	“Company” means Parkland Corporation, a corporation existing under the laws of Alberta;

(r)	“Company Board” means the board of directors of the Company, as constituted from time to time;

(s)	“Company DSU Holders” means holders of Company DSUs;

(t)	“Company DSU Plan” means the deferred share unit plan of the Company effective as of January 1, 2011, as amended most recently on August 5, 2022;

(u)	“Company DSUs” means the deferred share units granted pursuant to the Company DSU Plan and includes any fractional deferred share unit;

(v)	“Company Incentive Holders” means the holders of Company Incentives;

(w)	“Company Incentive Plans” means, collectively, the Company DSU Plan, the Company RSU Plan and the Company Stock Option Plan;

(x)	“Company Incentives” means, collectively, the Company DSUs, the Company RSUs and the Company Stock Options;

(y)	“Company ITM Stock Options” means those unexercised Company Stock Options with an exercise price per Company Share that is less than the Fair Market Value;

(z)

“Company Meeting” means the special meeting (or annual and special, as applicable) of the Company Shareholders including any adjournment or postponement of such meeting called and held to secure approval of the Arrangement Resolution;

(aa)	“Company Optionholders” means holders of Company Stock Options;

(bb)	“Company OTM Stock Options” means those unexercised Company Stock Options with an exercise price per Company Share that is equal to or greater than the Fair Market Value;

(cc)	“Company RSU Holders” means holders of Company RSUs;

(dd)	“Company RSU Plan” means the amended and restated restricted share unit plan of the Company, effective as of December 31, 2010, as amended most recently on November 1, 2023;

(ee)

“Company RSUs” means the vested and unvested restricted share units granted pursuant to the Company RSU Plan, and includes any fractional restricted share unit and any restricted share units that are subject to performance vesting conditions;

(ff)	“Company Securityholders” means, collectively, the Company Shareholders and the Company Incentive Holders;

(gg)	“Company Shareholder Rights Plan” means the Restated Shareholder Rights Plan Agreement between the Company and Computershare Trust Company of Canada as rights agent dated as of May 4, 2023;

(hh)	“Company Shareholders” means the registered or beneficial holders of Company Shares, as the context requires;

(ii)	“Company Shares” means common shares in the capital of the Company;

(jj)	“Company Stock Option Plan” means the amended and restated stock option plan of the Company, effective as of December 31, 2010, as amended most recently on November 1, 2023;

(kk)	“Company Stock Options” means the outstanding options to purchase Company Shares granted under the Company Stock Option Plan;

(ll)

“Consideration” means the consideration to be paid and received pursuant to the Arrangement in respect of each Company Share that is transferred to the Purchaser, consisting of Cash Consideration and/or Unit Consideration;

(mm)	“Consideration Units” means common units representing limited liability company interests in Purchaser Holdco;

(nn)	“Court” means the Court of King’s Bench of Alberta in Calgary, Alberta;

(oo)	“Depositary” means Computershare Trust Company of Canada, as depositary, or any other bank, trust company or financial institution, as may be agreed to in writing by the Company and the Purchaser;

(pp)	“Deposited Cash” means the aggregate Cash Consideration payable to Company Shareholders pursuant to Section 3.1(i)(i);

(qq)

~~(pp)~~ “Dissent Rights” means the right of a registered Company Shareholder to dissent with respect to the Arrangement Resolution and to be paid by the Company the fair value of the Company Shares in respect of which the Company Shareholder dissents, granted pursuant to the Interim Order, all in accordance with section 191 of the ABCA (as modified by the Interim Order), the Interim Order and Article 4;

(rr)

~~(qq)~~ “Dissenting Shareholder” means a registered Company Shareholder who validly exercises its Dissent Rights with respect to the Arrangement Resolution in strict compliance with section 191 of the ABCA, the Interim Order and Article 4, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights as of the Effective Time;

(ss)	~~(rr)~~ “Effective Date” means the date upon which the Arrangement becomes effective, being the date shown on the Certificate of Arrangement;

(tt)	~~(ss)~~ “Effective Time” means the time at which the Arrangement becomes effective on the Effective Date pursuant to the ABCA;

(uu)

~~(tt)~~ “Election Deadline” means 5:00 p.m. (Calgary time) on the election deadline, which date shall be (i) agreed by the Parties, each acting reasonably, (ii) announced by the Company by means of a news release at least two (2) Business Days before such date, and (iii) not less than ten (10) Business Days before the Effective Date;

(vv)

~~(uu)~~ “Fair Market Value” means the volume weighted average trading price for the Company Shares on the Toronto Stock Exchange for the five trading days on which the Company Shares traded immediately preceding the Business Day prior to the Effective Date;

(ww)

~~(vv)~~ “Filed Letter of Transmittal and Election Form” means a duly and properly completed Letter of Transmittal and Election Form deposited with the Depositary on or before the Election Deadline by a Company Shareholder, accompanied by the certificate(s) representing such holder’s Company Shares;

(xx)

~~(ww)~~ “Final Order” means the final order of the Court approving the Arrangement, as such final order may be amended by the Court prior to the Effective Time, provided that any such amendment is acceptable to both the Company and the Purchaser Parties, each acting reasonably, or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Purchaser Parties and the Company, each acting reasonably) on appeal;

(yy)	~~(xx)~~ “Governmental Authority” means:

(i)	the government of Canada or any other nation, or any political subdivision thereof, whether provincial, territorial, state, regional, municipal or local;

(ii)

any department, agency, authority, instrumentality, regulatory body, central bank, court, commission, board, tribunal, bureau, or other entity exercising executive, legislative, regulatory, judicial or administrative powers or functions under, or for the account of, any of the foregoing; and

(iii)	any stock exchange.

(zz)	~~(yy)~~ “In-the-Money Value”:

(i)	in the case of a Company Stock Option, means the amount, if any, by which the Fair Market Value exceeds the exercise price of such Company Stock Option;

(ii)	in the case of a Company RSU, means the Fair Market Value; and

(iii)	in the case of a Company DSU, means the Fair Market Value;

(aaa)

~~(zz)~~ “Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court, provided that any such amendment is acceptable to both the Company and the Purchaser Parties, each acting reasonably;

(bbb)

~~(aaa)~~ “Law” means, with respect to any Person, any and all applicable law, including the common law, constitution, treaty, convention, ordinance, code, rule, instrument, regulation, Order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, standards, practices, guidelines and protocols of any Governmental Authority, including, as applicable, the rules and requirements of any stock exchange.

(ccc)

~~(bbb)~~ “Letter of Transmittal and Election Form” means the letter of transmittal and election form sent by the Company to Company Shareholders to surrender the certificates representing their Company Shares and to elect to receive, on completion of the Arrangement, Cash Elected Consideration, Unit Elected Consideration, or Combination Elected Consideration, in exchange for their Company Shares;

(ddd) ~~(ccc)~~ “Liens” means:

(i)

any mortgage, charge, pledge, hypothec, security interest, assignment, Lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement or option, imperfections of title or encroachments relating to real property; and

(ii)	any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation.

(eee)	~~(ddd)~~ “Parties” means the Company, the Purchaser, Purchaser Holdco, and Sunoco; and “Party” means any one of them, as the context requires;

(fff)

~~(eee)~~ “Person” means a natural person, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority;

(ggg)

~~(fff)~~ “Plan of Arrangement” means this plan of arrangement under section 193 of the ABCA, and any amendments or variations made in accordance with the Arrangement Agreement or Article 7 or made at the direction of the Court in the Interim Order or the Final Order, and acceptable to the Parties, each acting reasonably;

(hhh)	~~(ggg)~~ “Purchaser” means 2709716 Alberta Ltd., a corporation existing under the laws of Alberta;

(iii)	~~(hhh)~~ “Purchaser Holdco” means NuStar GP Holdings, LLC, a limited liability company existing under the laws of Delaware;

(jjj)	~~(iii)~~ “Purchaser Midco” means ●[1], a limited liability company existing under the laws of Delaware.

[1]	Name to be inserted once organized.

(kkk)	~~(jjj)~~ “Purchaser Midco Shares” means the limited liability company interests of Purchaser Midco.

(lll)	~~(kkk)~~ “Purchaser Parties” means, collectively, the Purchaser, Purchaser Holdco and Sunoco;

(mmm)	~~(lll)~~ “Registrar” means the Registrar of Corporations for the Province of Alberta or a Deputy Registrar of Corporations appointed under section 263 of the ABCA;

(nnn)	~~(mmm)~~ “Remaining Cash Amount” means, expressed in dollars, the Available Cash Election Amount less the aggregate amount of Cash Consideration payable to Cash Electing Shareholders;

(ooo)	~~(nnn)~~ “Remaining Unit Number” means the Available Unit Election Number less the aggregate number of Consideration Units ~~issuable~~deliverable to Unit Electing Shareholders;

(ppp)	~~(ooo)~~ “Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986;

(qqq)	~~(ppp)~~ “Sunoco” means Sunoco LP, a limited partnership existing under the laws of Delaware;

(rrr)	~~(qqq)~~ “Sunoco Common Units” means the common units representing limited partnership interests in Sunoco.

(sss)

~~(rrr)~~ “Sunoco Class D Common Units” means a new class of Class D Common Units of Sunoco representing limited partnership interests in Sunoco to be formed prior to the Effective Time that will be economically equivalent to Sunoco Common Units, including, subject to Section 4.18(d) of the Arrangement Agreement, as to timing and quantum of distributions;

(ttt)	~~(sss)~~ “Unit Consideration” means the consideration in the form of Consideration Units to be paid for Company Shares pursuant to this Plan of Arrangement;

(uuu)	~~(ttt)~~ “Unit Elected Consideration” means the number of Consideration Units equal to the quotient obtained by dividing 0.295 by 55%;

(vvv)

~~(uuu)~~ “Unit Electing Shareholder” means a Company Shareholder (for certainty, other than a Dissenting Shareholder) who has duly and properly elected, in a Filed Letter of Transmittal and Election Form, to receive the Unit Elected Consideration in respect of their Company Shares;

(www)	~~(vvv)~~ “Unit Election Number” means the aggregate number of Consideration Units that would be ~~issuable~~deliverable to Unit Electing Shareholders before giving effect to Section 3.2; and

(xxx)

~~(www)~~ “Unit Maximum” means such number of Consideration Units as is equal to the product obtained by multiplying the number of Company Shares issued and outstanding immediately prior to the Effective Time by 0.295.

1.2

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; and words importing any gender shall include all genders.

1.5	Unless otherwise specified, all references to “dollars” or “$” shall mean Canadian dollars.

1.6

In the event that the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.8	Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including (or includes) without limitation”.

1.9	This Plan of Arrangement shall be governed by, and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

2.1

This Plan of Arrangement is made pursuant to, and is subject to the provisions of and forms part of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective on, and be binding on and after, the Effective Time on (a) the Company, (b) the Purchaser Parties, (c) all Company Securityholders (including Dissenting Shareholders), (d) the Depositary, and (e) all other Persons, all without any further act or formality required on the part of any Person.

2.3

The Articles of Arrangement and Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3

ARRANGEMENT

3.1

Commencing at the Effective Time, each of the events and transactions set out below shall occur and shall be deemed to occur consecutively in the following order without any further act or formality, in each case, unless stated otherwise, effective as at one (1) minute intervals starting at the Effective Time:

Company Shareholder Rights Plan

(a)	the Company Shareholder Rights Plan shall be terminated without any further act required by the Company or Computershare Trust Company of Canada, in its capacity as rights agent;

Dissenting Shareholders

(b)

the Company Shares held by Dissenting Shareholders shall be deemed to be, without any further act or formality by the holders thereof, transferred to, and acquired by, the Company (free and clear of all Liens), and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value for such Company Shares as set out in Article 4;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Company Shares from the register of Company Shares maintained by or on behalf of the Company; and

(iii)	all such Company Shares shall be cancelled;

Settlement of Company Stock Options

(c)

notwithstanding the terms of the Company Stock Option Plan, any resolutions of the Company Board or the terms of any agreement, certificate or other instrument granting or confirming the grant of Company Stock Options or representing Company Stock Options, each Company Stock Option outstanding at the Effective Time shall be, and shall be deemed to be, fully and unconditionally vested and shall be, and shall be deemed to be, surrendered and transferred by the Company Optionholder to the Company pursuant to its terms (free and clear of all Liens) and:

(i)

in respect of the surrender and transfer of Company ITM Stock Options to the Company, each Company Optionholder shall be entitled to receive, subject to Article 6 [Withholdings], a cash payment (without interest) from the Company equal to the aggregate In-the-Money Value of such Company ITM Stock Options;

(ii)	in respect of the surrender and transfer of Company OTM Stock Options to the Company, each Company Optionholder shall not be entitled to receive any consideration from any Person;

(iii)	each Company Stock Option shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent an option to purchase a Company Share;

(iv)

each former Company Optionholder shall cease to be a holder of Company Stock Options and to have any rights as a holder of Company Stock Options other than the right to receive the consideration (if any) to which such Company Optionholder is entitled pursuant to Section 3.1(c)(i), and the name of each former Company Optionholder shall be removed from the register of Company Optionholders maintained by or on behalf of the Company;

(v)

any agreement, certificate or other instrument granting or confirming the grant of Company Stock Options or representing Company Stock Options or the right of a former Company Optionholder to any such Company Stock Options shall be void and of no further force or effect and neither the Company nor the Purchaser shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of the Company to pay the consideration (if any) which the former Company Optionholder is entitled to receive pursuant to Section 3.1(c)(i); and

(vi)	the Company Stock Option Plan shall be terminated and be of no further force or effect;

Settlement of Company RSUs

(d)

notwithstanding the terms of the Company RSU Plan, any resolutions of the Company Board or the terms of any agreement, certificate or other instrument granting or confirming the grant of Company RSUs or representing Company RSUs, each Company RSU outstanding at the Effective Time shall be, and shall be deemed to be, fully and unconditionally vested and, in the case of a Company RSU with vesting conditions based on satisfaction of specified performance criteria, such vesting shall be based on a vesting multiplier of 1.25 and:

(i)

each such Company RSU, including any such Company RSU pursuant to the vesting multiplier of 1.25, shall be, and shall be deemed to be, surrendered and transferred by the Company RSU Holder to the Company pursuant to its terms (free and clear of all Liens) in exchange for, subject to Article 6 [Withholdings], a cash payment (without interest) from the Company equal to the In-the-Money Value of such Company RSU (provided that, to the extent that such cash payment in respect of a Company RSU cannot be paid at the effective time of this Section 3.1(d) without causing the recipient to incur a penalty tax under Section 409A, then such cash payment shall be paid (without interest) on the earliest permissible date on which such payment can be made without causing the recipient to incur a penalty tax under Section 409A);

(ii)	each Company RSU shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent any right to payment from any Person;

(iii)

each former Company RSU Holder shall cease to be a holder of Company RSUs and to have any rights as a holder of Company RSUs other than the right to receive the consideration to which such Company RSU Holder is entitled pursuant to Section 3.1(d), and the name of each former Company RSU Holder shall be removed from the register of Company RSU Holders maintained by or on behalf of the Company;

(iv)

any agreement, certificate or other instrument granting or confirming the grant of Company RSUs or representing Company RSUs or the right of a former Company RSU Holder to any such Company RSUs shall be void and of no further force or effect and neither the Company nor the Purchaser shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of the Company to pay the consideration which the former Company RSU Holder is entitled to receive pursuant to Section 3.1(d); and

(v)	the Company RSU Plan shall be terminated and be of no further force or effect;

Settlement of Company DSUs

(e)

notwithstanding the terms of the Company DSU Plan, any resolutions of the Company Board or the terms of any agreement, certificate or other instrument granting or confirming the grant of Company DSUs or representing Company DSUs, each Company DSU shall be, and shall be deemed to be, redeemed by, and surrendered and transferred to, the Company in accordance with its terms (free and clear of all Liens), in exchange for, subject to Article 6 [Withholdings], a cash payment (without interest) from the Company equal to the In-the-Money Value of such Company DSU (provided that, to the extent that such cash payment in respect of a Company DSU cannot be paid at the effective time of this Section

3.1(e) without causing the recipient to incur a penalty tax under Section 409A, then such cash payment shall be paid (without interest) on the earliest permissible date on which such payment can be made without causing the recipient to incur a penalty tax under Section 409A):

(i)	each Company DSU shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent any right to payment from any Person;

(ii)

each former Company DSU Holder shall cease to be a holder of Company DSUs and to have any rights as a holder of Company DSUs other than the right to receive the consideration to which such Company DSU Holder is entitled pursuant to Section 3.1(e), and the name of each former Company DSU Holder shall be removed from the register of Company DSU Holders maintained by or on behalf of the Company;

(iii)

any agreement, certificate or other instrument granting or confirming the grant of Company DSUs or representing Company DSUs or the right of a former Company DSU Holder to any such Company DSUs shall be void and of no further force or effect and neither the Company nor the Purchaser shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of the Company to pay the consideration which the former Company DSU Holder is entitled to receive pursuant to Section 3.1(e); and

(iv)	the Company DSU Plan shall be terminated and be of no further force or effect;

Funding of Purchaser

(f)

~~as consideration for Purchaser Holdco agreeing to transfer the Purchaser Midco Shares to Sunoco as contemplated in Section 0, Sunoco shall pay to Purchaser Holdco cash in an amount equal to the Maximum Cash and issue to Purchaser Holdco~~ such number of ~~Sunoco Class D Common~~Consideration Units as is equal to the aggregate number of Consideration Units to be received by Company Shareholders pursuant to Section ~~3.1(i)(i)~~3.1(i)(i) are issued and contributed by Purchaser Holdco to Sunoco in exchange for the issuance by Sunoco to Purchaser Holdco of an equal number of Sunoco Class D Common Units;

~~(g)~~

~~Purchaser Midco shall issue Purchaser Midco Shares to Purchaser Holdco in exchange for the cash and the aggregate number of Consideration Units to be received by Company Shareholders pursuant to Section 3.1(i)(i);~~

(g)

(i) the Consideration Units received by Sunoco in Section 3.1(f) are contributed by Sunoco to Sunoco Retail LLC in exchange for the issuance by Sunoco Retail LLC to Sunoco of such amount of limited liability company interests in Sunoco Retail LLC as is determined by Sunoco and Sunoco Retail LLC to reflect the value of the Consideration Units so transferred, and (ii) Sunoco transfers cash in an amount equal to the Deposited Cash to Sunoco Retail LLC, in exchange for some combination of a promissory note from Sunoco Retail or the issuance by Sunoco Retail LLC to Sunoco of such amount of limited liability company interests in Sunoco Retail LLC as is determined by Sunoco and Sunoco Retail LLC to reflect the amount of such cash that is contributed;

(h)

the Consideration Units and cash received by Sunoco Retail LLC in Section 3.1(g) are contributed by Sunoco Retail LLC to Purchaser Midco in exchange for the issuance by Purchaser Midco to Sunoco Retail LLC of such amount of Purchaser Midco Shares as is determined by Sunoco Retail LLC and Purchaser Midco to reflect the value of the Consideration Units and cash so transferred;

Acquisition of Company Shares

(i)

~~(h)~~ each Company Share held by a Company Shareholder (other than Company Shares held by Dissenting Shareholders) shall be and shall be deemed to be, transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) and:

(i)	in respect of the transfer of each such Company Share:

(A)	each Combination Electing Shareholder shall receive the Combination Elected Consideration from Purchaser Midco on behalf of (and as directed by) the Purchaser;

(B)	subject to Section 3.2, each Cash Electing Shareholder shall receive the Cash Elected Consideration from Purchaser Midco on behalf of (and as directed by) the Purchaser; and

(C)	subject to Section 3.2, each Unit Electing Shareholder shall receive the Unit Elected Consideration from Purchaser Midco on behalf of (and as directed by) the Purchaser;

(ii)

the holders of such Company Shares shall cease to be the holders thereof and to have any rights as holders of such Company Shares other than the right to receive the Consideration for each such Company Share in accordance with this Plan of Arrangement;

(iii)	such holders’ names shall, in respect of the Company Shares, be removed from the register of Company Shares maintained by or on behalf of the Company;

(iv)

the Purchaser shall be recorded on the register of the holder of Company Shares maintained by or on behalf of the Company as the holder of the Company Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and

(v)

the delivery of Consideration Units from Purchaser Midco on behalf of the Purchaser in Section ~~3.1(i)(i)~~3.1(i)(i) shall be deemed to occur concurrently with the issuance of the common shares of the Purchaser to Purchaser Midco in Section ~~3.1(j)~~3.1(j); and

(j)

~~(i)~~ concurrently with the transfers in Section ~~3.1(i)~~3.1(i), the Purchaser shall issue common shares of the Purchaser to Purchaser Midco as consideration for the delivery of cash and Consideration Units from Purchaser Midco on behalf of the Purchaser pursuant to Section ~~3.1(i)(i);~~ 3.1(i)(i).

~~(j)~~	~~all of the Purchaser Midco Shares are transferred from Purchaser Holdco to Sunoco (free and clear of all Liens) to satisfy the obligation of Purchaser Holdco to Sunoco in Section 3.1(f); and~~

~~(k)~~

~~all of the common shares of Purchaser Midco are transferred from Sunoco to Sunoco Retail LLC (free and clear of all Liens) as a capital contribution or as otherwise determined by Sunoco and Sunoco Retail LLC.~~

3.2

The Purchaser shall not be obligated to pay or cause the payment of more Cash Consideration than the Cash Maximum or more Unit Consideration than the Unit Maximum and, in this regard and notwithstanding any provision herein to the contrary:

(a)

if, but for this Section 3.2, the Unit Election Number exceeds the Available Unit Election Number, then each Unit Electing Shareholder will receive from Purchaser Midco on behalf of the Purchaser, in aggregate:

(i)

such number of Consideration Units equal to the product obtained by multiplying the Available Unit Election Number by a fraction the numerator of which is the number of Consideration Units that would otherwise be ~~issuable~~deliverable to such Company Shareholder pursuant to Section ~~3.1(i)(i)~~3.1(i)(i) and the denominator of which is the Unit Election Number; and

(ii)

a cash amount equal to the product obtained by multiplying the Remaining Cash Amount by a fraction the numerator of which is the number of Consideration Units that would otherwise be ~~issuable~~deliverable to such Company Shareholder pursuant to Section ~~3.1(i)(i)~~3.1(i)(i) and the denominator of which is the Unit Election Number; and

(b)

if, but for this Section 3.2, the Cash Election Amount exceeds the Available Cash Election Amount, then each Cash Electing Shareholder will receive from Purchaser Midco on behalf of the Purchaser, in aggregate:

(i)

a cash amount equal to the product obtained by multiplying the Available Cash Election Amount by a fraction the numerator of which is the amount of cash that would otherwise be payable to such Company Shareholder pursuant to Section ~~3.1(i)(i)~~3.1(i)(i) and the denominator of which is the Cash Election Amount; and

(ii)

such number of Consideration Units equal to the product obtained by multiplying the Remaining Unit Number by a fraction the numerator of which is the amount of cash that would otherwise be payable to such Company Shareholder pursuant to Section ~~3.1(i)(i)~~3.1(i)(i) and the denominator of which is the Cash Election Amount~~.~~;

provided however, that if, as a result of this Section 3.2(b), a Cash Electing Shareholder would receive a cash amount equal to less than the amount such Cash Electing Shareholder would have received if such Cash Electing Shareholder was a Combination Electing Shareholder, such Cash Electing Shareholder shall be deemed to have been a Combination Electing Shareholder and elected to receive the Combination Elected Consideration pursuant to Section 3.1(i)(i)(A).

3.3	With respect to the election required to be made by the Company Shareholders (other than Dissenting Shareholders) pursuant to Section ~~3.1(i)(i)~~3.1(i)(i):

(a)

each Company Shareholder shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly and properly completed Letter of Transmittal and Election Form indicating such holder’s election, together with certificates representing such holder’s Company Shares; and

(b)

any Company Shareholder who does not deposit with the Depositary a duly and properly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.3(a) and the Letter of Transmittal and Election Form or to elect to receive Cash Elected Consideration, Combination Elected Consideration or Unit Elected Consideration in respect of their Company Shares, shall be deemed to have elected to receive Combination Elected Consideration.

3.4	With respect to the exchange of Company Shares effected pursuant to Section ~~3.1(i)(i)~~3.1(i)(i):

(a)	each Company Shareholder shall receive, in respect of each Company Share held, the Consideration, subject to Sections 5.8 and 5.9 and Article 6 [Withholdings]; and

(b)	any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Company Shareholder.

ARTICLE 4

DISSENTING SHAREHOLDERS

4.1

Each registered Company Shareholder may exercise Dissent Rights with respect to the Company Shares held by such registered Company Shareholder in connection with the Arrangement. Dissenting Shareholders shall be deemed to have transferred the Company Shares held by them and in respect of which Dissent Rights have been validly exercised free and clear of all Liens as provided in Section 3.1 and if they:

(a)

are ultimately entitled to be paid fair value for their Company Shares, shall: (i) be deemed not to have participated in the transactions in Section 3.1, other than the transaction in Section 3.1(b) pursuant to which such Company Shares are transferred to, and acquired by, the Company; (ii) be entitled to be paid an amount equal to such fair value by the Company; and (iii) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholders not exercised their Dissent Rights in respect of such Company Shares; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have: (i) participated in the Arrangement, as of the Effective Time, on the same basis as a Company Shareholder who did not exercise its Dissent Rights and thereby to have transferred such Company Shares to the Purchaser; and (ii) elected, for the purposes of Section 3.1(i)(i), to receive Combination Elected Consideration.

4.2

The fair value of the Company Shares for the purposes of Section 4.1(a) shall be determined as of the close of business on the last Business Day immediately prior to the day on which the Arrangement Resolution is approved by the Company Shareholders.

4.3

In no event shall the Purchaser or the Company be required to recognize any Dissenting Shareholder as a Company Shareholder after the Effective Time and the names of such holders shall be removed from the register of Company Shareholders as at the Effective Time.

4.4

In no circumstances shall the Company or the Purchaser Parties or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised. For greater certainty, Company Incentive Holders shall not be entitled to exercise Dissent Rights in respect of their Company Incentives.

4.5

For greater certainty, in addition to any other restrictions in section 191 of the ABCA, any Person who has voted (including by way of instructing a proxy holder to vote) their Company Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights. A registered Company Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its Company Shares.

4.6

Notwithstanding subsection 191(5) of the ABCA, the written notice setting forth such registered Company Shareholder’s objection to the Arrangement Resolution must be received in accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the fifth Business Day immediately prior to the date of the Company Meeting (as it may be adjourned or postponed from time to time).

ARTICLE 5

OUTSTANDING CERTIFICATES AND ROUNDING OF CONSIDERATION

5.1	Deposit of Consideration

The Purchaser Parties shall, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Registrar, deposit, or cause to be deposited, with the Depositary cash in the amount equal to the Deposited Cash ~~Maximum~~ to be held in escrow, an irrevocable direction for the issuance of a sufficient number of Consideration Units equal to the ~~Unit Maximum (in each case other than with respect~~aggregate number of Consideration Units deliverable to Company Shareholders ~~exercising Dissent Rights)~~pursuant to the Arrangement and a sufficient number of Sunoco Class D Common Units equal to the number of Consideration Units to be ~~issued~~delivered to Company Shareholders pursuant to the Arrangement. No Company Shareholder shall be entitled to receive any consideration with respect to Company Shares other than the consideration to which such Company Shareholder is entitled to receive pursuant to the Arrangement Agreement and this Plan of Arrangement, and, for greater certainty, no such Company Shareholder will be entitled to receive any interest, dividends, premium or other payment or distribution in connection therewith.

5.2	Delivery of Consideration by Depositary

(a)

Promptly following the Effective Time, upon receipt of the irrevocable direction and the cash delivered by the Purchaser Parties pursuant to Section 5.1, the Depositary shall cause a cheque or wire transfer representing the aggregate Cash Consideration and one or more certificates representing the Consideration Units that a Company Shareholder has the right to receive under the Arrangement for Company Shares, less any amounts withheld pursuant to Article 6, to be forwarded to those Persons who have deposited with the Depositary the certificates for Company Shares, if any, a Letter of Transmittal and Election Form and such documents and instruments as the Depositary may reasonably require.

(b)	The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(c)

The Depositary shall register the Consideration Units in the name of each Company Shareholder entitled thereto or otherwise as instructed in the Filed Letter of Transmittal and Election Form deposited by such Company Shareholder.

5.3	Rights of Holders

Until the Company Shareholder deposits the certificates, if any, for Company Shares, the Letter of Transmittal and Election Form and the documents and instruments reasonably required by the Depositary in accordance with Section 5.2, each certificate that immediately prior to the Effective Time represented Company Shares shall be deemed after the Effective Time to represent only the right to receive, upon such deposit, the aggregate Consideration to which such former holder of Company Shares is entitled under the Arrangement and this Plan of Arrangement or, as to those certificates held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1(b), the right to receive the fair value of the Company Shares formerly represented by such certificates as set out in Article 4.

5.4	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by the Purchaser Parties and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the Consideration deliverable in accordance with Section 3.1. The Person who is entitled to receive such Consideration shall, as a condition precedent to the receipt thereof, give a bond to the Purchaser Parties, the Company and the Company’s transfer agent in form and substance satisfactory to the Purchaser Parties, the Company and the Company’s transfer agent, or otherwise indemnify the Purchaser Parties, the Company and the Company’s transfer agent, to the reasonable satisfaction of the Purchaser Parties, the Company and the Company’s transfer agent, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5	Book-Based Registrations

For the purposes of this Plan of Arrangement, any reference to a “certificate” in respect of Company Shares or Consideration Units shall include evidence of registered ownership of Company Shares or Consideration Units, as the case may be, in an electronic book-based system maintained by the registrar and transfer agent of the Company Shares or Consideration Units, and the provisions of this Plan of Arrangement shall be read and construed (and where applicable, modified) to give effect to such interpretation.

5.6	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to the Consideration Units with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.3 or Section 5.4. Subject to applicable Law, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Consideration Units to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend with a record date after the Effective Time theretofore paid with respect to such Consideration Units.

5.7	Termination of Rights

Subject to applicable Laws relating to unclaimed property, any certificate formerly representing Company Shares that is not deposited with all other documents as required by this Plan of Arrangement, or any payment made by way of cheque to the Depositary pursuant to this Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on or before the day prior to the second anniversary of the Effective Date shall cease to represent a right or interest of or a claim by any former Company Shareholder of any kind or nature against the Purchaser. On such date, the Consideration to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled, or the claim to payment hereunder that remains outstanding, as the case may be, shall be deemed to have been surrendered and forfeited to the Purchaser, for no consideration, and such rights shall thereupon terminate and be cancelled.

5.8	Rounding of Cash Consideration

Notwithstanding anything contained herein, if the aggregate cash amount which a former Company Securityholder is entitled to receive pursuant to Section 3.1 would otherwise include a fraction of $0.01, then the aggregate cash amount to which such former Company Securityholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

5.9	Rounding of Unit Consideration

Notwithstanding anything contained herein, no fractional Consideration Units shall be issued under this Plan of Arrangement. Where the aggregate number of the Consideration Units issuable to a former Company Shareholder would result in a fraction of a Consideration Units being issuable, such former Company Shareholder shall receive, in lieu of such fractional Consideration Units, a cash amount determined by reference to the volume weighted average trading price of Consideration Units on the New York Stock Exchange on the first five trading days on which such Consideration Units trade on such exchange following the Effective Date, converted into Canadian dollars based on the daily rate published by the Bank of Canada on the last day of such five day period. In calculating such fractional interests, all Company Shares formerly registered in the name of such former Company Shareholder shall be aggregated without regard to any underlying beneficial ownership of such Company Shares.

5.10	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over:

(i)	any and all rights related to Company Shares issued or outstanding prior to the Effective Time; and

(ii)

any and all rights related to Company Incentives that are outstanding at the Effective Time and the terms and conditions thereof, including the terms and conditions of the applicable Company Incentive Plan and any agreement, certificate or other instrument granting or confirming the grant of, or representing, a Company Incentive.

(b)

the rights and obligations of the Company, the Purchaser Parties, the Depositary, the Company Securityholders (including Dissenting Shareholders) and any trustee, transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to any Company Shares or Company Incentives shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6

WITHHOLDINGS

6.1

Each of the Company , the Purchaser and the Depositary shall be entitled to deduct and withhold from the amounts otherwise payable to any Person under this Plan of Arrangement or any amount contemplated herein, such amounts as it is required, or reasonably believes it is required, to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of Applicable Law (including any proposed change of Applicable Law and any applicable assessing practices or administrative policies of a Governmental Authority) and remit such deduction and withholding amount to the appropriate Governmental Authority. To the extent that amounts are so properly deducted, withheld and remitted, such deducted, withheld and remitted amounts shall be treated for all purposes of the Arrangement Agreement and the Arrangement as having been paid to such Person in respect of which such deduction and withholding and remittance was made.

ARTICLE 7

AMENDMENTS

7.1

The Purchaser Parties and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by the Purchaser Parties and the Company; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court subject to Sections 7.4 and 7.5~~)~~; and (iv) communicated to the Company Securityholders if and as required by the Court.

7.2

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Purchaser Parties or the Company at any time prior to or at the Company Meeting (provided that the other Parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

7.3

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting and prior to the Effective Time shall be effective only: (i) if it is consented to in writing by each of the Purchaser Parties and the Company (each acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders, voting in the manner directed by the Court.

7.4

Any amendment, modification or supplement to this Plan of Arrangement may be made by the Purchaser Parties and the Company (upon their mutual agreement) without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Purchaser Parties and the Company, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the economic interest of any Company Shareholders.

7.5

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser Parties provided that it concerns a matter which, in the reasonable opinion of the Purchaser Parties, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Company Shares.

ARTICLE 8

FURTHER ASSURANCES

8.1

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document, give effect to or evidence any of the transactions or events set out in this Plan of Arrangement or otherwise to carry out the full intent and meaning of this Plan of Arrangement.

Exhibit 99.1

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma combined financial information of Sunoco LP (“Sunoco” or the “Partnership”) reflects the pro forma impacts of multiple transactions, each of which is described in the following sections. The NuStar Acquisition and West Texas Asset Sale (both defined below) were completed in the second quarter of 2024 and the Parkland Acquisition (defined below) is expected to close in the second half of 2025 (collectively, the “Transactions”).

Parkland Acquisition. On May 5, 2025, Sunoco and Parkland Corporation (“Parkland”) announced that the parties entered into a definitive agreement whereby Sunoco plans to acquire all outstanding shares of Parkland in a cash and equity transaction valued at approximately $9.1 billion, including assumed debt (“Parkland Acquisition”). As part of the transaction, Sunoco intends to execute certain affiliate transactions with NuStar GP Holdings, LLC, which is expected to be renamed SunocoCorp LLC (“SunocoCorp”), which would be a publicly-traded Delaware limited liability company. SunocoCorp does not currently have any significant assets or liabilities or activities. SunocoCorp is expected to hold limited partnership units of Sunoco that are economically equivalent to Sunoco’s publicly-traded common units on the basis of one Sunoco common unit for each outstanding SunocoCorp unit. For a period of two years following closing of the transaction, Sunoco would ensure that SunocoCorp unitholders receive the same dividend equivalent as the distribution to Sunoco unitholders. Under the terms of the agreement, Parkland shareholders would receive 0.295 SunocoCorp units and C$19.80 for each Parkland share. Parkland shareholders could elect, in the alternative, to receive C$44.00 per Parkland share in cash or 0.536 SunocoCorp units for each Parkland share, subject to proration to ensure that the aggregate consideration payable in connection with the transaction does not exceed C$19.80 in cash per Parkland share outstanding as of immediately before close and 0.295 SunocoCorp units per Parkland share outstanding as of immediately before close. Sunoco has secured a $2.65 billion 364-day bridge term loan for the proposed cash consideration. The Parkland Acquisition is currently expected to close in the second half of 2025 upon the satisfaction of closing conditions, including approval by Parkland’s shareholders and customary regulatory and stock exchange listing approvals.

NuStar Acquisition. On May 3, 2024, Sunoco completed the acquisition of 100% of the common units of NuStar Energy L.P. (“NuStar Acquisition”). Under the terms of the agreement, NuStar Energy L.P. (“NuStar”) common unitholders received 0.400 Sunoco common units for each NuStar common unit. In connection with the acquisition, Sunoco issued approximately 51.5 million common units, which had a fair value of approximately $2.85 billion, assumed debt totaling approximately $3.5 billion, including approximately $56 million of lease related financing obligations, and assumed preferred units with a fair value of approximately $800 million. The assets acquired in the NuStar Acquisition included approximately 9,500 miles of pipeline and 63 terminal and storage facilities that store and distribute crude oil, refined products, renewable fuels, ammonia, and specialty liquids.

West Texas Asset Sale. On April 16, 2024, Sunoco completed the sale of 204 convenience stores located in West Texas, New Mexico, and Oklahoma to 7-Eleven, Inc. (“West Texas Asset Sale”) for approximately $1.0 billion, including customary adjustments for fuel and merchandise inventory. As part of the sale, Sunoco also amended its existing take-or-pay fuel supply agreement with 7-Eleven, Inc. to incorporate additional fuel gross profit. Upon the completion of the sale, the Partnership recorded a $586 million gain ($442 million, net of current tax expense of $179 million and deferred tax benefit of $35 million).

The unaudited pro forma combined financial information does not reflect the pro forma impacts of Sunoco’s completed acquisition of liquid fuel terminals in Amsterdam, Netherlands and Bantry Bay, Ireland, because such pro forma impacts are not significant to Sunoco’s historical financial statements or to the pro forma combined financial statement included herein.

The unaudited pro forma condensed combined balance sheet assumes that the Parkland Acquisition was consummated on March 31, 2025. The unaudited pro forma condensed combined statements of operations assume that the Transactions were consummated on January 1, 2024. The unaudited pro forma condensed combined financial statements should be read in conjunction with (i) Sunoco’s Annual Report on Form 10-K for the year ended December 31, 2024, (ii) Sunoco’s Quarterly Report on Form 10-Q for the period ended March 31, 2025, (iii) the unaudited consolidated balance sheets of NuStar as of March 31, 2024 and December 31, 2023, the related condensed consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of partners’ equity and mezzanine equity for each of the three months ended March 31, 2024 and 2023, and the related notes thereto, (iv) Parkland’s consolidated financial statements for the year ended December 31, 2024, and (v) Parkland’s interim condensed consolidated financial statements (unaudited) for the three months ended March 31, 2025.

The unaudited pro forma combined financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended by Release No. 33-10786. The pro forma adjustments included herein include those adjustments that reflect the accounting for the respective transactions in accordance with U.S. GAAP (“transaction accounting adjustments”). Adjustments to reflect synergies and/or dis-synergies related to the respective transactions (“management adjustments”), which are elective pro forma adjustments under Release No. 33-10786, have not been reflected herein.

The unaudited pro forma combined financial statements are for illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the Transactions had been consummated on the dates indicated, nor is it necessarily indicative of the financial position or results of operations in the future. The pro forma adjustments, as described in the accompanying notes, are based upon available information and certain assumptions that are believed to be reasonable as of the date of this document. The unaudited pro forma combined financial information includes certain non-recurring transaction-related adjustments, as discussed in the accompanying notes.

The unaudited pro forma adjustments are based on available information and certain assumptions that management believes are reasonable under the circumstances. The unaudited pro forma combined financial information is presented for informational purposes only, and is not intended to be a projection of future results. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma combined financial information.

SUNOCO LP

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

March 31, 2025

(in millions of USD)

	Sunoco Historical	Parkland Historical (1)	Parkland Acquisition Transaction Accounting Adjustments		Sunoco Pro Forma for Parkland Acquisition
ASSETS
Current assets:
Cash and cash equivalents	$172	$253	$—		$425
Accounts receivable, net	1,031	1,089	66	m	2,186
Inventories, net	1,111	1,027	27	m	2,165
Other current assets	199	142	—		341
Assets held for sale	—	607	(607)	m	—

Total current assets	2,513	3,118	(514)		5,117

Property and equipment, net	7,606	3,495	1,383	g, m	12,484
Other assets:
Operating lease right-of-use assets, net	495	—	665	m	1,160
Goodwill	1,477	1,693	1,795	g, m	4,965
Intangible assets, net	540	778	281	g, m	1,599
Other non-current assets	435	439	7	m	881
Investments in unconsolidated affiliates	1,276	240	—		1,516

Total assets	$14,342	$9,763	$3,617		$27,722

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,004	$1,803	$(247)	m	$2,560
Accounts payable to affiliates	128	—	—		128
Accrued expenses and other current liabilities	460	139	399	h, m	998
Operating lease current liabilities	31	—	171	m	202
Current maturities of long-term debt	2	171	(171)	m	2
Liabilities associated with assets held for sale	—	208	(208)	m	—

Total current liabilities	1,625	2,321	(56)		3,890

Operating lease non-current liabilities	500	—	548	m	1,048
Long-term debt, net	7,671	4,446	1,111	g, m	13,228
Advances from affiliates	77	—	—		77
Deferred tax liabilities	161	258	500	g	919
Other non-current liabilities	152	530	16	m	698

Total liabilities	10,186	7,555	2,119		19,860

Commitments and contingencies

Equity:
Limited partners:
Common unitholders	4,159	2,202	504	g	6,865
Preferred unitholders	—	—	1,000	g	1,000
Class C unitholders	—	—	—		—
Accumulated other comprehensive income (loss)	(3)	6	(6)	g	(3)

Total equity	4,156	2,208	1,498		7,862

Total liabilities and equity	$14,342	$9,763	$3,617		$27,722

(1)	Translated from Canadian Dollar (“CAD”) to United States Dollar (“USD”) using the exchange rate as of March 31, 2025.

SUNOCO LP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2025

(in millions of USD, except units and per unit data)

	Sunoco Historical	Parkland Historical (1)	Parkland Acquisition Transaction Accounting Adjustments		Sunoco Pro Forma for Parkland Acquisition
REVENUES	$5,179	$4,748	$—		$9,927
COSTS AND EXPENSES:
Cost of sales	4,526	4,117	47	m	8,690
Operating expenses	143	266	(51)	m	358
General and administrative	39	125	(5)	m	159
Lease expense	16	—	80	m	96
Loss on disposal of assets	3	—	—		3
Depreciation, amortization and accretion	156	146	(23)	i, m	279

Total cost of sales and operating expenses	4,883	4,654	48		9,585
OPERATING INCOME	296	94	(48)		342
OTHER INCOME (EXPENSE):
Interest expense, net	(121)	(64)	(17)	i, m	(202)
Equity in earnings of unconsolidated affiliates	32	4	—		36
Loss on extinguishment of debt	(2)	—	—		(2)
Other, net	—	15	—		15

INCOME BEFORE INCOME TAXES	205	49	(65)		189
Income tax expense (benefit)	(2)	6	—		4

NET INCOME	$207	$43	$(65)		$185
Less: Incentive distribution rights	39	—	15	j	54
Less: Preferred units	—	—	23	k	23
Less: Distributions on unvested unit awards	2	—	—		2

NET INCOME ATTRIBUTABLE TO LIMITED PARTNERS	$166	$43	$(103)		$106

NET INCOME PER LIMITED PARTNER UNIT:
Basic	$1.22				$0.57

Diluted	$1.21				$0.56

WEIGHTED AVERAGE LIMITED PARTNER UNITS OUTSTANDING:
Common units - basic	136,267,512		51,309,645	n	187,577,157
Dilutive effect of unvested awards	668,799		—		668,799

Common units - diluted	136,936,311		51,309,645		188,245,956

(1)	Translated from CAD to USD using the average exchange rate for the three month period ended March 31, 2025.

SUNOCO LP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2024

(in millions of USD, except units and per unit data)

	Sunoco Historical	NuStar Historical (1)	NuStar Acquisition Transaction Accounting Adjustments		Sunoco Pro Forma for NuStar Acquisition	West Texas Asset Sale Transaction Accounting Adjustments		Sunoco Pro Forma for NuStar Acquisition and West Texas Asset Sale	Parkland Historical (2)	Parkland Acquisition Transaction Accounting Adjustments		Sunoco Pro Forma for the Transactions
REVENUES	$22,693	$523	$(1)	a	$23,215	$(179)	f	$23,036	$20,672	$(12)	l	$43,696
COSTS AND EXPENSES:
Cost of sales	20,595	126	(1)	a	20,720	(159)	f	20,561	17,938	188	l, m	38,687
Operating expenses	545	116	—		661	(12)	f	649	1,127	(217)	m	1,559
General and administrative	277	150	(103)	b	324	—		324	603	207	h, m	1,134
Lease expense	72	—	—		72	—		72	—	297	m	369
Loss on disposal of assets	45	—	—		45	—		45	—	—		45
Depreciation, amortization and accretion	368	86	43	c	497	—		497	624	(67)	i, m	1,054

Total cost and expenses	21,902	478	(61)		22,319	(171)		22,148	20,292	408		42,848

OPERATING INCOME	791	45	60		896	(8)		888	380	(420)		848
OTHER INCOME (EXPENSE):
Interest expense, net	(391)	(83)	9	c	(465)	(1)	f	(466)	(255)	(69)	i, m	(790)
Equity in earnings of unconsolidated affiliates	60	—	—		60	—		60	6	—		66
Gain on West Texas Asset Sale	586	—	—		586	(586)	f	—	—	—		—
Loss on extinguishment of debt	(2)	—	—		(2)	—		(2)	—	—		(2)
Other, net	5	1	—		6	(2)	f	4	(39)	—		(35)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE	1,049	(37)	69		1,081	(597)		484	92	(489)		87
Income tax expense	175	1	—		176	(144)	f	32	—	—		32

NET INCOME	874	(38)	69		905	(453)		452	92	(489)		55

Less: Net income attributable to noncontrolling interests	8	—	—		8	—		8	—	—		8
Less: Incentive distribution rights	145	—	14	d	159	—		159	—	55	j	214
Less: Preferred units	—	—	—		—	—		—	—	90	k	90
Less: Distributions on unvested unit awards	5	—	—		5	—		5	—	—		5

NET INCOME (LOSS) ATTRIBUTABLE TO LIMITED PARTNERS	$716	$(38)	$55		$733	$(453)		$280	$92	$(634)		$(262)

NET INCOME (LOSS) PER LIMITED PARTNER UNIT:
Basic	$6.04				$5.40			$2.06				$(1.40)

Diluted	$6.00				$5.37			$2.05				$(1.39)

WEIGHTED AVERAGE LIMITED PARTNER UNITS OUTSTANDING:
Common units - basic	118,529,390		17,181,033	e	135,710,423			135,710,423		51,309,645	n	187,020,068
Dilutive effect of unvested awards	812,648		—		812,648			812,648		—		812,648

Common units - diluted	119,342,038		17,181,033		136,523,071			136,523,071		51,309,645		187,832,716

(1)

NuStar Historical represents amounts from January 1, 2024 to April 30, 2024, the four month period prior to the NuStar Acquisition. The following reconciles amounts previously reported by NuStar for the three months ended March 31, 2024 to amounts reported above as NuStar Historical:

	NuStar Quarter Ended March 31, 2024	NuStar Month Ended April 30, 2024	NuStar Historical
REVENUES	$391	$132	$523
COSTS AND EXPENSES:
Cost of sales	94	32	126
Other operating	86	30	116
General and administrative	42	108	150
Depreciation, amortization and accretion	65	21	86

Total cost and expenses	287	191	478

OPERATING INCOME	104	(59)	45
OTHER INCOME (EXPENSE):
Interest expense, net	(62)	(21)	(83)
Other, net	2	(1)	1

INCOME (LOSS) BEFORE INCOME TAX EXPENSE	44	(81)	(37)
Income tax expense	1	—	1

NET INCOME (LOSS)	$43	$(81)	$(38)

(2)	Translated from CAD to USD using the average exchange rate for the year ended December 31, 2024.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

The unaudited pro forma condensed combined balance sheet gives effect to the Parkland Acquisition as if it had occurred on March 31, 2025. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2025 and for the year ended December 31, 2024 give effect to the Transactions as if the Transactions had occurred on January 1, 2024.

These unaudited pro forma combined financial statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions described below. The unaudited pro forma combined financial statements are not necessarily indicative of what the actual results of operations or financial position of Sunoco would have been if the Transactions had in fact occurred on the dates or for the periods indicated, nor does it purport to project the results of operations or financial position of Sunoco for any future periods or as of any date. The unaudited pro forma combined financial statement does not give effect to any cost savings, operating synergies, and revenue enhancements expected to result from the transactions or the costs to achieve these cost savings, operating synergies, and revenue enhancements.

The unaudited pro forma combined financial statements include material estimates and assumptions related to purchase price accounting for the Parkland Acquisition, as discussed further below.

The unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes of Sunoco, NuStar, and Parkland. The pro forma condensed combined statement of operations for the year ended December 31, 2024 includes transaction adjustments for certain non-recurring items, including the estimated transaction-related expenses included in Notes 2.b. and 4.h. below.

These unaudited pro forma combined financial statements are presented based on accounting principles generally accepted in the United States of America (“U.S. GAAP”). The historical financial statements of Sunoco and NuStar were prepared in accordance with U.S. GAAP; the historical financial statements of Parkland were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The Partnership has performed a preliminary analysis and has not identified significant differences between IFRS and U.S. GAAP for the purposes of presenting these unaudited pro forma condensed combined financial statements.

2.	NUSTAR ACQUISITION TRANSACTION ACCOUNTING ADJUSTMENTS

a.	Represents the elimination of intercompany activity between Sunoco and NuStar for the period from January 1, 2024 to April 30, 2024.

b.

Represents non-recurring transaction-related expenses, including (i) legal, advisory, and other professional fees, (ii) bridge financing fees, and (iii) cash compensation expenses related to the vesting and payment of NuStar’s time-vesting cash awards and performance cash awards.

c.

To record incremental interest and depreciation and amortization expense related to estimated fair values recorded in purchase accounting, based on the estimated fair values recorded in purchase accounting, as summarized in Sunoco’s Form 10-K for the year ended December 31, 2024.

d.

To record additional incentive distributions assumed to be paid to Energy Transfer LP (as holder of Sunoco’s incentive distribution rights) based on the total of 51.5 million Sunoco common units issued as consideration and the actual distributions declared by Sunoco in the first quarter of 2024.

e.	Represents weighted average of the 51.5 million Sunoco common units issued as consideration.

3.	WEST TEXAS ASSET SALE TRANSACTION ACCOUNTING ADJUSTMENTS

f.

To eliminate activity related to Sunoco’s West Texas business, as well as Sunoco’s non-recurring gain on the West Texas Asset Sale of $586 million ($442 million, net of current tax expense of $179 million and deferred tax benefit of $35 million). This transaction was included in the pro forma adjustments based on the significance of the disposed business.

4.	PARKLAND ACQUISITION TRANSACTION ACCOUNTING ADJUSTMENTS

g.

Represents the adjustment to fair value of Parkland’s assets and liabilities. The Parkland Acquisition would be accounted for under the acquisition method of accounting in accordance with ASC 805, “Business Combinations.” Sunoco would be treated as the accounting acquirer. Accordingly, Parkland’s tangible and identifiable intangible assets acquired and liabilities assumed would be recorded at their estimated fair values in the post-closing consolidated balance sheet, and any excess of the purchase price over the estimated fair value of net assets acquired would be classified as goodwill, which would not be amortized but would be evaluated for impairment at least annually.

These pro forma combined financial statements are based on an assumed purchase price allocation using estimates and assumptions based on information currently available to Sunoco’s management. The final allocation of the purchase price would not be completed until after the acquisition is complete and the business combination is consummated and could differ materially from the estimates used herein due to several reasons, including, but not limited to, (i) changes in the fair value of the consideration transferred in the business combination, (ii) changes in the fair value of the underlying assets and liabilities, and (iii) changes in the information available to Sunoco’s management.

In connection with the Parkland Acquisition, Sunoco would issue $1 billion preferred units and $1.7 billion aggregate principal amount of senior notes.

The following is a preliminary estimate of the purchase price for Parkland (dollars in millions of USD, except per unit and per share amounts):

Parkland Acquisition consideration
Parkland common shares outstanding	174,381,337
SunocoCorp units exchange rate	0.295
Number of SunocoCorp units assumed to be issued	51,442,494
Sunoco common unit closing price on May 2, 2025	$57.94

Fair value of SunocoCorp common units issued in exchange	$2,981

Cash consideration per Parkland common share (1)	$13.84

Cash paid in exchange for Parkland common shares	$2,413

Parkland stock options, performance shares, restricted shares, and deferred shares (“Parkland LTIP”)	3,418,301
Cash value per Parkland LTIP	$30.75

Cash value of Parkland LTIP	$105
Portion of Parkland LTIP assumed to be attributable to prior service	50%

Portion of Parkland LTIP accounted for as Parkland Acquisition consideration	$52

Fair value of Parkland Acquisition consideration, excluding assumed debt	$5,446

(1)	Cash consideration per Parkland common share based on C$19.80 converted at the CAD to USD exchange rate as of March 31, 2025.

The following is the estimated allocation of the Parkland Acquisition purchase price used in these pro forma consolidated financial statements (in millions of USD):

Assets acquired:
Cash and cash equivalents	$253
Accounts receivable, net	1,155
Inventories, net	1,054
Other current assets	142
Property and equipment, net	4,878
Operating lease right-of-use assets, net	665
Intangible assets, net	1,059
Other non-current assets	446
Investments in unconsolidated affiliates	240

Total assets acquired	9,892

Liabilities assumed:
Accounts payable	1,556
Accrued expenses and other current liabilities	485
Operating lease current liabilities	171
Operating lease non-current liabilities	548
Long-term debt, net	3,870
Deferred tax liabilities	758
Other non-current liabilities	546

Total liabilities assumed	7,934

Total identifiable net assets	1,958

Goodwill	3,488

Fair value of Parkland Acquisition consideration	$5,446

h.

Represents $230 million of non-recurring transaction-related expenses, including (i) legal, advisory, and other professional fees and (ii) compensation expense related to the vesting and payment of Parkland stock compensation awards of which $53 million is included in accrued expenses and other current liabilities on the unaudited pro forma condensed combined balance sheet as of March 31, 2025.

i.

To record incremental interest expense of $29 million and $115 million for the three months ended March 31, 2025 and year ended December 31, 2024, respectively, and depreciation and amortization expense of $36 million and $144 million related to estimated fair values to be recorded in purchase accounting, based on the amounts included in note (h) above, for the three months ended March 31, 2025 and year ended December 31, 2024, respectively.

j.

To record additional incentive distributions assumed to be paid to Energy Transfer LP (as holder of Sunoco’s incentive distribution rights) based on the total of 50.5 million Sunoco common units issued to SunocoCorp and the actual distributions declared by Sunoco in the first quarter of 2025.

k.	To record distribution assumed to be paid to holders of preferred units issued in connection with the Parkland Acquisition.

l.	Represents the elimination of intercompany activity between Sunoco and Parkland.

m.	Represents reclassification of certain balance sheet and statement of operations amounts to conform Parkland presentation to Sunoco’s presentation.

n.	Represents Sunoco common units issued by SunocoCorp in connection with the Parkland Acquisition and related transactions.